UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 17, 2025

Clearwater Analytics Holdings, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40838	87-1043711
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 W. Main Street
Suite 900
Boise, Idaho		83702
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 208 433-1200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	CWAN	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On April 17, 2025, Clearwater Analytics Holdings, Inc. (“Clearwater”) and Enfusion, Inc. (“Enfusion”) issued a joint press release announcing the preliminary results of the election by Enfusion shareholders regarding the form of merger consideration they wish to receive in connection with Clearwater’s acquisition of Enfusion.

A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs and assumptions of Clearwater’s and Enfusion’s management and on information currently available to them. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause their actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the US Securities and Exchange Commission (the “SEC”) on February 26, 2025 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, as well as in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s website, investors.clearwateranalytics.com, and Enfusion’s website, ir.enfusion.com. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date of this current report on Form 8-K and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Each of Clearwater and Enfusion does not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion.

No Offer or Solicitation

This current report on Form 8-K is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition of Enfusion (the “Transaction”), Clearwater has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater’s common stock to be issued pursuant to the Transaction. The Registration Statement was declared effective by the SEC on March 12, 2025 and Enfusion and Clearwater filed a definitive Proxy Statement/Prospectus on March 20, 2025, as supplemented by Supplement No. 1 thereto filed by Enfusion and Clearwater with the Securities and Exchange Commission on March 31, 2025 (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was mailed, on or about March 20, 2025, to Enfusion shareholders of record as of March 20, 2025. Each of Clearwater and Enfusion may also file other documents with the SEC regarding the Transaction. This Current Report on Form 8-K is not a substitute for the Proxy Statement/Prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the Transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the Proxy Statement/Prospectus are also available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview. Copies of documents filed with the SEC by Enfusion, including the Proxy Statement/Prospectus are also available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 26, 2025, the amendment to Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 7, 2025, and in the Proxy Statement/Prospectus. Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the Proxy Statement/Prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the Proxy Statement/Prospectus are available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview, and copies of documents filed with the SEC by Enfusion, including the Proxy Statement/Prospectus are available free of charge from Enfusion’s website at ir.enfusion.com.

Item 9.01	Financial Statements and Exhibits.

(d): The following exhibits are being filed herewith:

Exhibit Number	Description

99.1	Joint Press Release, dated April 17, 2025, issued by Clearwater Analytics Holdings, Inc. and Enfusion, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Clearwater Analytics Holdings, Inc.

Date: April 17, 2025	By:	/s/ Jim Cox
Jim Cox, Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Clearwater Analytics and Enfusion Announce Preliminary Results of Election by Enfusion Shareholders Regarding Form of Merger Consideration

BOISE, Idaho, and CHICAGO, Illinois – April 17, 2025 — Clearwater Analytics (NYSE: CWAN) (“Clearwater”) and Enfusion, Inc. (NYSE: ENFN) (“Enfusion”) today announced the preliminary results of the elections made by Enfusion shareholders of record regarding the form of merger consideration (the “Merger Consideration”) they wish to receive in connection with Clearwater’s acquisition of Enfusion (the “Transaction”). As previously disclosed, the deadline to have made such an election was 5:00 p.m. Eastern Time on April 16, 2025 (the “Election Deadline”).

The parties expect to close the Transaction on April 21, 2025, subject to the approval of the Transaction by Enfusion shareholders and the satisfaction or waiver of other customary closing conditions.

As previously disclosed, on January 10, 2025, Enfusion, Clearwater, Enfusion Ltd. LLC (“Enfusion OpCo”), Poseidon Acquirer, Inc. (the “Acquirer”), Poseidon Merger Sub I, Inc. and Poseidon Merger Sub II, LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and as further described in the election materials and in the parties’ definitive proxy statement/prospectus dated March 20, 2025, as supplemented by Supplement No. 1 thereto dated March 31, 2025 (as supplemented, the “Proxy Statement/Prospectus”), at the effective time of the Transaction (the “Effective Time”), each Enfusion shareholder will be entitled to receive, for each (i) share of Class A common stock of Enfusion outstanding as of immediately prior to the Effective Time, (ii) restricted stock unit of Enfusion that is vested as of immediately prior to the Effective Time or that will vest as a result of the consummation of the Transaction and (iii) limited liability company unit of Enfusion OpCo outstanding as of immediately prior to the Effective Time, in each case subject to proration according to the terms of the Merger Agreement to the extent any election is oversubscribed:

a)

(i) cash in an amount equal to $5.85 and (ii) a number of shares of Class A common stock of Clearwater equal to the Per Share Parent Stock Amount (as defined below) (the” Per Share Mixed Consideration”);

b)	a number of shares of Class A common stock of Clearwater equal to the Exchange Ratio (as defined below) (the “Per Share Stock Consideration”); or

c)	cash in an amount equal to the Aggregate Consideration Per Share (as defined below) (the “Per Share Cash Consideration”); and

in each case, cash in lieu of any fractional shares of Class A common stock of Clearwater that such shareholder would otherwise be entitled to receive. The value paid per share of Enfusion Class A common stock will be equalized such that the value of the Merger Consideration will be substantially the same, regardless of which form of Merger Consideration is elected.

As previously disclosed, the “Per Share Parent Stock Amount” is determined by dividing $5.40 by the volume-weighted average price (such price, the “Final Parent Stock Price”) of one share of Clearwater Class A common stock for the ten-trading day period ending on (and including) the second to last trading day prior to (but not including) the closing date of the Transaction (the “Closing Date”); provided that (x) if the Final Parent Stock Price is less than or equal to $25.0133, then the Per Share Parent Stock Amount will be deemed to be 0.2159 and (y) if the Final Parent Stock Price is greater than or equal to $30.5718, then the Per Share Parent Stock Amount will be deemed to be 0.1766. The “Aggregate Consideration Per Share” will be determined by dividing the Aggregate Consideration by the total number of Enfusion Class A common stock and restricted stock units and Enfusion OpCo limited liability company units eligible to receive Merger Consideration (collectively, the “Eligible Shares”). The “Aggregate Consideration” will be determined as the sum of (i) a number of shares of Clearwater Class A common stock equal to the product of (x) the Per Share Parent Stock Amount multiplied by (y) the total number of Eligible Shares multiplied by (z) the Final Parent Stock Price and (ii) the product of $5.85 multiplied by the total number of Eligible Shares. The “Exchange Ratio” will be determined by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.

Assuming the Transaction closes, as currently expected, on April 21, 2025, (A) the Final Parent Stock Price, based on the volume-weighted average price per share of Clearwater Class A common stock for the ten-trading day period ending on (and including) April 16, 2025, is $23.2440; and (B) the total number of Eligible Shares is expected to be 129,995,464 Eligible Shares. Based on the foregoing, and because the Final Parent Stock Price is less than $25.0133, (i) the Per Share Parent Stock Amount would be equal to 0.2159, (ii) the Aggregate Consideration would be equal to $1,412,840,049.03, (iii) the Aggregate Consideration Per Share would be equal to $10.87, (iv) the Per Share Cash Consideration would be equal to $10.87, and (v) the Exchange Ratio would be equal to 0.4676.

In addition, assuming that the Transaction closes on April 21, 2025 and based on the expected Final Parent Stock Price and total number of Eligible Shares described above, CWAN and ENFN currently expect that the Corporate Mergers (as defined in the Proxy Statement/Prospectus) will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that the conditions to consummating the Second Merger (as defined in the Proxy Statement/Prospectus) of Enfusion with and into the Acquirer, including the delivery of certain tax opinions related thereto, will be satisfied.

Based on available information as of the Election Deadline, the preliminary results of the merger consideration election are as follows:

•	Enfusion shareholders of record of approximately 45.5% of the outstanding Eligible Shares of Enfusion elected to receive the Per Share Mixed Consideration, subject to proration ;

•	Enfusion shareholders of record of approximately 6.1% of the outstanding Eligible Shares of Enfusion elected to receive the Per Share Stock Consideration;

•	Enfusion shareholders of record of approximately 40.9% of the outstanding Eligible Shares of Enfusion elected to receive the Per Share Cash Consideration, subject to proration; and

•

Enfusion shareholders of record of approximately 7.6% of the outstanding Eligible Shares of Enfusion did not make a valid election or did not deliver a valid election form prior to the Election Deadline will receive, in accordance with the terms of the Merger Agreement, the Per Share Stock Consideration.

As the preliminary results indicate that the Per Share Cash Consideration option is oversubscribed, such election will be prorated pursuant to the terms set forth in the Merger Agreement. The foregoing results are preliminary only, and final certified results are not expected to be available until shortly before closing. After the final results of the election process are determined, the final merger consideration and the allocation of the merger consideration will be computed using the above-referenced formula set forth in the Merger Agreement.

A more detailed description of the Merger Consideration and the proration procedures applicable to elections is contained in the Proxy Statement/Prospectus. Enfusion shareholders are urged to read the Proxy Statement/Prospectus carefully and in its entirety. Copies of the Proxy Statement/Prospectus may be obtained free of charge by following the instructions below under “Additional Information and Where to Find It.”

About Clearwater Analytics

Clearwater Analytics (NYSE: CWAN), a global, industry-leading SaaS solution, automates the entire investment lifecycle. With a single instance, multi-tenant architecture, Clearwater offers award-winning investment portfolio planning, performance reporting, data aggregation, reconciliation, accounting, compliance, risk, and order management. Each day, leading insurers, asset managers, corporations, and governments use Clearwater’s trusted data to drive efficient, scalable investing on more than $8.8 trillion in assets spanning traditional and alternative asset types. Additional information about Clearwater can be found at clearwateranalytics.com.

About Enfusion

Enfusion’s investment management software-as-a-service platform removes traditional information boundaries, uniting front-, middle- and back-office teams on one system. Through its software, analytics, and middle/back-office managed services, Enfusion creates enterprise-wide cultures of real-time, data-driven intelligence and collaboration boosting agility and powering growth. Enfusion partners with over 850 investment managers from 9 global offices spanning four continents. For more information, please visit www.enfusion.com.

Use of Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs and assumptions of Clearwater’s and Enfusion’s management and on information currently available to them. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause their actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the US Securities and Exchange Commission (the “SEC”) on February 26, 2025 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, as well as in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s website, investors.clearwateranalytics.com, and Enfusion’s website, ir.enfusion.com. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Each of Clearwater and Enfusion does not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition, Clearwater has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Clearwater’s common stock to be issued pursuant to the acquisition. The Registration Statement was declared effective by the SEC on March 12, 2025 and Enfusion and Clearwater filed a definitive Proxy Statement/Prospectus on March 20, 2025. The Proxy Statement/Prospectus was mailed, on or about March 20, 2025, to Enfusion shareholders of record as of March 20, 2025. Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This press release is not a substitute for the Proxy Statement/Prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH

THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the Proxy Statement/Prospectus are also available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview. Copies of documents filed with the SEC by Enfusion, including the Proxy Statement/Prospectus are also available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 26, 2025, the amendment to Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 7, 2025, and in the Proxy Statement/Prospectus. Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the Proxy Statement/Prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the Proxy Statement/Prospectus are available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview, and copies of documents filed with the SEC by Enfusion, including the Proxy Statement/Prospectus are available free of charge from Enfusion’s website at ir.enfusion.com.

Investor Contact for Clearwater Analytics

Joon Park | +1 415-906-9242 |investors@clearwateranalytics.com

Investor Contact for Enfusion

Bill Wright | investors@enfusion.com

Media Contact for Clearwater Analytics

Claudia Cahill | +1 703-728-1221 |press@clearwateranalytics.com

Media Contact for Enfusion

Mollie Applegate | media@enfusion.com